Exhibit 99.1

Teva Pharmaceutical Industries Ltd.

June 8, 2015

Robert J. Coury

Executive Chairman

Mylan N.V.

Albany Gate, Darkes Lane

Potters Bar, Herts

EN6 1AG, United Kingdom

Dear Robert,

We are writing in response to your letter of June 1, 2015.

We wholeheartedly agree with you that Mylan’s stockholders deserve a fair and fully-informed opportunity to weigh the Teva proposal, which offers a substantial premium, immediate cash value and significant upside potential in a financially and commercially stronger company, as compared to the proposed Perrigo transaction. Contrary to your claim that we are doing little more than “meddling,” our proposal is strong and serious, offers exceptional opportunity for Mylan’s and Teva’s stockholders and other stakeholders and deserves careful review and engagement by your board and your stockholders.

The picture that you have been creating is a desperate attempt to prevent this from happening, as clearly demonstrated by your actions and commentary on a number of subjects noted below:

•	Refusal to Allow Stockholders to Consider Teva Proposal. You have continued to take steps towards a vote on the Perrigo transaction while pretending that a more attractive and valuable option does not exist. You have been quoted as saying in analyst meetings that you intend to put your stockholders in a “tough place” by forcing them to consider the Perrigo transaction without allowing them to consider the Teva proposal.

•	Unwillingness to Provide Stockholders with Complete Information About the Proposals. You are asking your stockholders to vote on the Perrigo transaction with a lack of transparency, depriving them of a fair and honest financial analysis of the Teva proposal as compared to the proposed Perrigo transaction. At the same time, you continue to make confounding statements about wanting to be acquired by Novartis or Pfizer.

•	Governance. You have repeatedly said that the Mylan board is able and willing to use Mylan’s unprecedented governance structure to prevent a serious buyer from succeeding in a transaction. These statements are both inconsistent with Dutch corporate governance standards and misleading to Mylan’s stockholders. Your comments are merely aimed at frustrating Teva and denying your stockholders the ability to consider the Teva proposal.

•	Attempting to Paint Teva in a Negative Light. You have continually made grossly incorrect statements about Teva to mislead your stockholders and other stakeholders about us.

•	Teva is stronger than ever. The proven results from recent actions that Teva has taken demonstrate that Teva is stronger than ever, both in its generic and specialty businesses. We have significantly strengthened the fundamentals of our company, solidified our key franchises, put in place robust engines for growth and provided a clear roadmap to further reinforce our industry-leading position.

Your repeated statements regarding Teva’s prospects are wholly inaccurate. We are vigorously and successfully protecting our core franchises. Our specialty pipeline is in the best shape it has ever been and we continue to bolster it relentlessly. So are our capabilities in generics. Like product portfolios of many other leading pharmaceutical companies, our portfolio is also changing.

•	Value creation and integration of acquired companies. In the last two decades, Teva has transformed the generics space, setting the industry standards for others to follow. In doing that, it generated returns for our stockholders in excess of 1600%, one of the highest rates in the pharmaceutical industry. This performance has been achieved through both organic growth and large global and diverse acquisitions that required successful integration of cultures, activities, businesses and assets in numerous territories.

The unique experience Teva has gained from the more successful (and sometimes also less successful) acquisitions is fully applied in everything we are doing, and we will continue to do so.

•	Diversity and globalization. Teva is a truly global, highly diverse company with a unique combination of cultures, geographies and businesses. It starts with its diverse top leadership team and goes all the way throughout the ranks. Israel has a significant role in Teva’s legacy and culture, and it has been contributing substantially to its success. At the same time, as in any of the other countries in which it operates, Teva invests in Israel in those activities that create value and enhance competitiveness to the company on a global level.

•	Compliance with the law. Teva’s acquisition of Mylan shares is in compliance with applicable law. We have conferred with the U.S. antitrust authorities and have been given no reason to believe that our purchases violate the Hart-Scott-Rodino Act or any other U.S. antitrust laws. In the meantime, we note that you have been saying you are a Dutch company when you believe it helps you create unprecedented governance structures, a U.K. company when it helps you lower your U.S. taxes and a U.S. company when you believe it helps you prevent Teva from purchasing Mylan shares.

•	Teva’s corporate governance. We are responsive to our stockholders and practice good corporate governance principles. Within the past year, Teva has profoundly changed its board of directors, and led by its new Chairman of the Board continues to substantially enhance its governance profile.

•	Other stakeholders. Teva is highly committed to providing affordable treatments to patients and communities worldwide and is constantly exploring opportunities and implementing strategies to better serve its patients, customers and employees. In particular, Teva has no plans to close down Mylan’s West Virginia facility after the completion of the transaction.

•	Growth versus cost reductions. Teva’s proposal to acquire Mylan will drive significant value and growth generation in the combined company’s generic and specialty businesses, in addition to the achievement of meaningful cost synergies and efficiencies. The resources we will be able to generate from the combination will be invested in compelling growth opportunities, in generics and specialty, creating ample benefits and opportunities to Mylan’s and Teva’s stockholders, employees and other stakeholders.

There is nothing unclear or equivocal about Teva’s intentions. We have a clear roadmap to deliver on our proposal, and we remain committed to taking all of the steps necessary to deliver the exceptional benefits of this combination to the stockholders of Mylan and Teva, as well as the other stakeholders of both companies.

While our desire remains to reach agreement on a transaction, we will continue to take the steps necessary to accomplish our proposal, which will create substantial long-term value and an opportunity to better serve our respective patients, customers, employees and communities around the world.

Sincerely,

/s/ Erez Vigodman	/s/ Prof. Yitzhak Peterburg

Erez Vigodman	Prof. Yitzhak Peterburg
President & Chief Executive Officer	Chairman of the Board of Directors

SAFE HARBOR STATEMENT

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Teva, Erez Vigodman, President and Chief Executive Officer and a director of Teva, Eyal Desheh, Group Executive Vice President and Chief Financial Officer of Teva, Sigurdur Olafsson, President and Chief Executive Officer, Global Generic Medicines of Teva, Kevin C. Mannix, Senior Vice President, Investor Relations of Teva, and the other current directors named in Teva’s annual report on Form 20-F filed with the SEC on February 9, 2015 may be deemed “participants” under SEC rules in a solicitation of shareholders of Mylan in respect of Mylan’s proposal for a business combination with Perrigo Company plc. Additional information may be found in the Form 20-F referred to above. Teva beneficially owns 12,041,099 ordinary shares of Mylan. To the knowledge of Teva, none of the individuals mentioned above has a direct or indirect interest, by security holdings or otherwise, in Mylan or Perrigo or the matters to be acted upon, if any, in connection with a potential business combination between Mylan and Perrigo.